UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   3  )*

Resource America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

761195205
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761195205

1		NAME OF REPORTING PERSONS Donald A. Yacktman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,582,434
	6	SHARED VOTING POWER 635,736 (1)
	7	SOLE DISPOSITIVE POWER 1,582,434
	8	SHARED DISPOSITIVE POWER 36,600 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,619,034
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents shares beneficially owned by Yacktman Asset Management Co.; Donald A. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

(2)	Based upon an aggregate of 19,504,693 shares outstanding as of December 1, 2011.

CUSIP No. 761195205

1		NAME OF REPORTING PERSONS The Yacktman Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 874,226
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 874,226
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	Based upon an aggregate of 19,504,693 shares outstanding as of December 1, 2011.

CUSIP No. 761195205

1		NAME OF REPORTING PERSONS Yacktman Asset Management Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 635,736
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 36,600
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,336
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based upon an aggregate of 19,504,693 shares outstanding as of December 1, 2011.

CUSIP No. 761195205

Item 1(a).                         Name of Issuer:

Resource America, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Crescent Drive, Suite 203, Navy Yard Corporate Center,
Philadelphia, PA 19112

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:  (i)  Donald A. Yacktman (“Mr. Yacktman”); (ii)  The Yacktman Funds, Inc. (“The Yacktman Funds”), an investment company registered under the Investment Company Act of 1940; and (iii)Yacktman Asset Management Co. (“Yacktman Asset Management”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.  Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management.  Attached as Exhibit 1 hereto is an agreement among Mr. Yacktman, The Yacktman Funds and Yacktman Asset Management that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(for each of Mr. Yacktman, The Yacktman Funds and Yacktman Asset Management)

6300 Bridgepoint Parkway, Bldg. 1, Suite 320
Austin, TX 78730

Item 2(c).	Citizenship:

Mr. Yacktman is a citizen of the United States.

The Yacktman Funds is a Maryland corporation.

Yacktman Asset Management is an Illinois corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

761195205

CUSIP No. 761195205

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

☒	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G) (as to Mr. Yacktman).

Item 4.	Ownership:

Mr. Yacktman

(a)	Amount Beneficially Owned: 1,619,034

(b)	Percent of Class: 8.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,582,434

(ii)	shared power to vote or to direct the vote: 635,736

(iii)	sole power to dispose or to direct the disposition of: 1,582,434

(iv)	shared power to dispose or to direct the disposition of: 36,600

Mr. Yacktman’s beneficial ownership consists of (i) 13,480 shares of common stock beneficially owned by the Yacktman Family Trust, whereby Mr. Yacktman’s wife serves as a co-trustee; (ii) 58,992 shares of common stock held by the Yacktman Family Revocable Trust, whereby Mr. Yacktman and his wife serve as co-trustees; (iii) 874,226 shares of common stock beneficially owned by The Yacktman Funds; and (iv) 672,336 shares of common stock beneficially owned by Yacktman Asset Management.

CUSIP No. 761195205

The Yacktman Funds

(a)	Amount Beneficially Owned: 874,226

(b)	Percent of Class: 4.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 874,226

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Yacktman Asset Management

(a)	Amount Beneficially Owned: 672,336

(b)	Percent of Class: 3.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 635,736

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 36,600

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

CUSIP No. 761195205

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Mr. Yacktman holds 100% of the outstanding shares of capital stock of Yacktman Asset Management, whose Item 3 classification is Item 3(e), an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 761195205

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 13, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2012

/s/ Donald A. Yacktman
Donald A. Yacktman

THE YACKTMAN FUNDS, INC.

By:         /s/ Donald A. Yacktman
Donald A. Yacktman, President

YACKTMAN ASSET MANAGEMENT CO.

By:         /s/ Donald A. Yacktman
Donald A. Yacktman, President